

Cory Linton · 2nd in

CEO of Edify.ai, geeking out on AI with an amazing team of much smarter people, just wanting to change the world.

Salt Lake City Metropolitan Area · 500+ connections ·

Contact info

edify.ai   **edify.ai**

 **Columbia Business S**

Experience

 **Chief Executive Officer and Founder**
edify.ai
Jun 2018 – Present · 2 yrs 6 mos
Greater Salt Lake City Area

School Improvement Network
12 yrs

 **Chief Operating Officer**
2012 – 2017 · 5 yrs
Greater Salt Lake City Area

As Chief Operating Officer of School Improvement Network, I am responsible for executing the strategy of our company. Sales, Marketing, Product Management, Software Development, Content Development, and Customer Success all report to me. As a member of the board of directors, I work closely with the CEO and board to set strategy, and then execute o ...see mor

 **National Company Spokesperson**
2005 – 2017 · 12 yrs
Greater Salt Lake City Area

As a primary national spokesperson, I represented the company in various PR channels nationally and locally, including print, broadcast, and online. I presented at multiple international conferences and events, delivering keynote sessions and conference breakout sessions.

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Microsoft
8 yrs



Executive Communications Manager (Windows Server Division)
2004 – 2005 · 1 yr
Greater Seattle Area

As Executive Communications Manager for the $6B+ Windows Server Division, I was responsible for all public and internal communications coming from Bob Muglia, who was the Senior Vice President of that division. I managed all public communications and speech writing, including keynote presentations throughout the world, , PR, and emails, for Bob Mug …see mor



Senior Product Manager, Tablet PC
2001 – 2004 · 3 yrs
Greater Seattle Area

In Tablet PC, I was the primary PR spokesperson for Tablet PC to all Tier 1 national channels, including print, online, and broadcast (Wall Street Journal, New York Times, CNET, etc). I was the primary spokesperson at Microsoft senior executive keynotes and presentations, presenting at numerous national and international events with all levels of Microsoft …see mor

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Education



Columbia Business School
MBA, Finance and Marketing
1995 – 1997



Brigham Young University
Bachelor of Arts - BA, Latin and Roman History, Undergraduate
1991 – 1995

Volunteer experience

Full-time Missionary
The Church of Jesus Christ of Latter-day Saints

Aug 1989 – Aug 1991 • 2 yrs 1 mo
Social Services



